September 30, 2024

VIA EDGAR TRANSMISSION

Tyler Howes

James Lopez

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	CI&T Inc. Form 20-F for Fiscal Year Ended December 31, 2023 Filed March 28, 2024 File No. 001-41035

Dear Mr. Howes and Mr. Lopez:

Set forth below are the response of CI&T Inc. (“CI&T” or the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 20, 2024, with respect to CI&T’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”).

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by CI&T’s response.

Form 20-F for the Fiscal Year ended December 31, 2023

Item 6. Directors, Senior Management and Employees
B. Compensation

Compensation of Directors and Executive Officers, page 73

1.	It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that in future filings where a recovery analysis is conducted, it will include the Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual.

Mr. Tyler Howes

Mr. James Lopez

If you have questions or require additional information, please do not hesitate to contact me at + 55 19 2102 4500.

Very truly yours,

/s/ Stanley Rodrigues

Stanley Rodrigues
Chief Financial Officer

cc: Jonathan Mendes de Oliveira (Cleary Gottlieb Steen & Hamilton LLP)